Exhibit (a)(5)(c)

Financial Analyst Day – San Diego 2004:

Corporate Q&A

Jeff Henley, Safra Catz, Chuck Phillips

January 28, 2004

[Portions of transcript not related to the tender offer or the 2004 annual meeting of PeopleSoft are omitted. Statements and questions from the audience in bold.]

Question on the ongoing PeopleSoft saga. This is probably the best example of where buying votes might be acceptable in the proxy battle. I’m wondering if you can comment on that. At this point it seems a little unlikely that people will vote in favor of the proxy with the price being above your current offer.

Well, it’s almost like the election for President. It’s not quite November, gentlemen and ladies. For us, the only reason we had to even show our slate was because PeopleSoft changed their old rules which required 20 days notice to 120 days notice, totally contrary to what of course the SEC and corporate governance direction is, making it harder for the shareholders of which we are one, to put up independent slates.

So the actual election will not be till May or June. By then many, many things may be very different than they are now. So until we get much, much closer, you see that we are doing everything we need to do to be in a position to have a slate of independent directors available for election by the shareholders.

Buying votes effectively may be an acceptable part of the solution at the time.

Must be a big PeopleSoft shareholder.

Can you comment on how you think your bid for PeopleSoft has affected the pricing environment?

Chuck, you want to answer?

Well, pricing’s always aggressive with or without PeopleSoft in the market. I don’t know anybody who’s seen their prices going up. Do you?

No.

Have you heard of a deal where prices are going up lately?

Software prices don’t go up.

So I mean it’s just something we all have to deal with, so maybe people are paying more attention to it in the outside world and there’s more scrutiny on it, but it’s always been hyper-competitive, and I expect it to remain that way. So we’re definitely not going to build a business model that assumes prices reverse and go up or stabilize or anything like that. Life is what it is; the prices continue to go down.

But intuitively I would just think if a company’s fighting for its life, it would result in unusual price competition.

Well we’re all fighting every quarter for every deal. It’s not like there are a ton of deals that if we’re around the one pops up, and oh my god, a new deal. We’re all there scratching each other’s eyes out, so there’s no difference.

Business as usual.

I believe I read an article in The Journal awhile ago where one member of the management team questioned PeopleSoft’s ability to recognize revenue tied to the customer guarantee program they have there. And my question is, have you submitted any type of documentation supporting your views to the SEC or any other type of governing or regulatory body? And if so, have you heard a response back?

No, I think I was a the member of management that raised the question, and all I said was that based on—we’re not privy to looking at all these contracts. All we can look at was what was in their 10Qs and their multitude of revised 10Qs, and we consulted several outside people because our take was, gee, we don’t understand all that, and they agreed with us. Where PeopleSoft is with the SEC, I have no idea. So it’s between them and the SEC. I’m not in the business of worrying about this at this stage. But we were not clear based on what we read how we could be recognizing revenue, so maybe there’s something—maybe they didn’t describe it properly, maybe their contracts—I have no idea. It’s really for you to ask PeopleSoft, I guess.

You’d be much better off asking them if the SEC is making an inquiry because the SEC will not inform us. They will inform them.

My question was whether you submitted documentation supporting your views to the SEC and other governing bodies.

Yes. We’ve said that we did submit and PeopleSoft I believe has requested a copy of our thoughts.

Have you heard back from any of the regulatory bodies?

We wouldn’t hear. Only PeopleSoft would hear. Only they would know if there is an inquiry.

Oracle Corporation and its nominees to the Oracle board will be soliciting proxies for use at the 2004 Annual Meeting, or at any adjournment or postponement thereof, to vote in favor of the Oracle Nominees identified in this Notice and to vote on any other matters that shall be voted upon at the 2004 Annual Meeting. Oracle will be filing a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2004 Annual Meeting (the “Proxy Statement”). Promptly after filing a definitive Proxy Statement with the SEC, Oracle will mail the Proxy Statement and a BLUE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. Oracle has engaged MacKenzie Partners Inc. (“MacKenzie”) to assist it in the solicitation of proxies from PeopleSoft stockholders. Oracle has agreed to pay customary compensation to MacKenzie for such services. In addition, Oracle has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement. In its role as financial advisor to Oracle, Credit Suisse First Boston LLC (“CSFB”) may also assist in the solicitation of proxies from PeopleSoft stockholders. CSFB will not receive any fees for or in connection with its solicitation activities, other than the fees due CSFB for its services as financial advisor to Oracle and as Dealer Manager in connection with Oracle’s tender offer. In addition, directors, officers and employees of Oracle may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.